United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of July 2007
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑   Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐   No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes  ☐   No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐   No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Press Release

Signature Page

US GAAP

BOVESPA: VALE3, VALE5 NYSE: RIO, RIOPR LATIBEX: XVALO, XVALP	Companhia Vale do Rio Doce
A VIRTUOUS CIRCLE OF GROWTH
CVRD performance in the second quarter of 2007

Rio de Janeiro, July 31, 2007 — Companhia Vale do Rio Doce (CVRD) financial performance in the second quarter of 2007 (2Q07) continued to show several new records. The strategy of growth with diversification, anchored on a rigorous discipline in capital allocation, has allowed the effective exploitation of the opportunities presented by the economic cycle, which in turn has produced the strong cash flow necessary to finance growth initiatives. The corollary of this virtuous circle of growth is a significant and increasing value creation.
The main highlights of CVRD’s performance in 2Q07 were:
•	Gross revenue of US$8.9 billion, 45.2 % more than 2Q06 and 15.9% higher than the previous record of US$7.7 billion, in 1Q07. Revenue in 1H07 was US$16.6 billion as opposed to US$10.8 billion in 1H06.

•	Operational profit, as measured by adjusted EBIT (a) (earnings before interest and taxes), reached an all-time high figure of US$4.4 billion, involving an increase of 77.4% over 2Q06 and exceeding the US$2.7 billion mark of the last quarter.

•	Adjusted EBIT margin of 50.4%, against 41.4% in 2Q06 and 36.1% in 1Q07, overtaking the record 50.1% of 2Q05.

•	Cash flow, as measured by adjusted EBITDA(b) (earnings before interest, taxes, and depreciation), was equal to US$5.1 billion in 2Q07, US$2.1 billion more than 2Q06. This is the highest value ever reached for the adjusted quarterly EBITDA, breaking the 1Q07 record of US$3.2 billion. In 1H07, the adjusted EBITDA reached US$8.2 billion, as against US$4.9 billion in 1H06.

•	Record net earnings of US$4.1 billion, corresponding to US$1.69 earnings per share on a fully diluted basis, a 84.7% increase on the 1Q07 record of US$2.2 billion. In the first half of 2007 net earnings reached US$6.3 billion against US$3.3 billion in 1H06.

•	Investment spending in the first half of 2007 totaled US$2.8 billion. Capital expenditure in 2Q07 was US$1.4 billion, of which US$1.065 billion was related to organic growth and US$374 million to sustaining existing operations.

•	Total debt dropped by 18.8%, from US$23.5 billion in 1Q07 to US$19.1 billion on June 30, 2007.

•	US$116.1 million was invested in 1H07 in environmental protection and US$55.3 million in social actions.
www.cvrd.com.br
rio@cvrd.com.br
Department of Investor
Relations
Roberto Castello Branco
Alessandra Gadelha
Marcus Thieme
Marcelo Silva Braga
Patricia Calazans
Theo Penedo
Virgínia Monteiro
Tel: (5521) 3814-4540

Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with US GAAP and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: CVRD Inco, MBR, Cadam, PPSA, Alunorte, Albras, Valesul, RDM, RDME, RDMN, Urucum Mineração, Ferrovia Centro-Atlântica (FCA), CVRD Australia, CVRD International, and CVRD Ov

2Q07

US GAAP
In order to facilitate comparisons with the past and better evaluate CVRD’s performance, we shall, in this document, be using pro forma data for 2Q06 — as if Inco Ltd., now CVRD Inco Ltd., had been acquired from January 1st 2006 — with the exception of information concerning debt and investments — exactly the same procedure as was used for the 1Q07 results. Complete accounting information for 2Q06 can be found in the report “Financial Information — second quarter of 2007”, filed at the U.S. Securities and Exchange Commission (SEC) and Comissão de Valores Mobiliários (CVM) in Brazil and in reports on CVRD’s results for the second quarter of 2006 (www.cvrd.com.br / investors relations section).
The performance of our wholly-owned subsidiary CVRD Australia Holdings, resulting from the acquisition of AMCI Holdings Australia, has been consolidated into this quarter’s financial statements. Since the acquisition was only finalized on April 20th, 2007, the information refers only to May and June.
SELECTED FINANCIAL INDICATORS
US$ million

	Pro forma
	2Q06	1Q07	2Q07%		%
	(A)	(B)	(C)	(C/A)	(C/B)
Gross revenues	6,127	7,680	8,899	45.2	15.9
Adjusted EBIT	2,468	2,702	4,379	77.4	62.1
Adjusted EBIT margin (%)	41.4	36.1	50.4
Adjusted EBITDA	2,940	3,184	5,057	72.0	58.8
Net earnings	2,078	2,217	4,095	97.1	84.7
Earnings per share (US$)	—	0.92	1.69
Earnings per share fully diluted (US$) [1]	—	0.92	1.69
ROE (%)	—	34.3	33.7
Total debt/ adjusted LTM EBITDA (x)	—	1.88	1.31
Capex [2]	818	1,360	1,439	75.9	5.8
ACCOUNTING AND NON-CASH ADJUSTMENT OF INVENTORIES — FAS 141/142
According to FAS 141 and 142, pronouncements made by the United States Financial Accounting Standards Board (FASB) in January, 2003, the values of all assets of the acquired company should be updated to market prices, including inventories. When these inventories are sold, the value of the inventory at production cost is recognized in the relevant accounts and the difference between its market value and production cost is recorded in a specific account as a component of COGS.
Since CVRD completed the acquisition of Inco Ltd shares in January 2007, increasing its participation from 87.73% to 100%, and since nickel prices rose significantly since the start of the acquisition of Inco Ltd. in October 2006, a final adjustment of US$78 million has been made in 2Q07.
In 4Q06 US$946 million was accrued, and in 1Q07, US$984 million. It is important to emphasize once again that the entries determined by FAS 141 and 142 have a non-cash accounting effect.

[1]	Earnings per share on a fully diluted basis consider in addition to the number of shares in circulation the shares held in treasury underlying notes mandatorily convertible into ADR’s. As the mandatory convertible notes were issued only in June 20, 2007, earnings per share on a fully diluted basis are approximately equal to the earnings per share figure for 2Q07.

[2]	Does not include spending with acquisitions.

2Q07

2

US GAAP
To make up the effect of the accounting of the inventory adjustments clear, in the following table we present the data relating to the main indicators of CVRD’s performance in 2Q07 and 1Q07, with and without the effect of the adjustment made.
EFFECT OF INVENTORY ADJUSTEMENT ON SELECTED FINANCIAL INDICATORS
US$ million

	1Q07 — A	1Q07 — B	2Q07 — A	2Q07 — B
Adjusted EBIT	2,702	3,686	4,379	4,457
Adjusted EBIT margin (%)	36.1	49.2	50.4	51.3
Adjusted EBITDA	3,184	4,168	5,057	5,135
Net earnings	2,217	2,837	4,095	4,173
Earnings per share, fully diluted basis (US$)	0.92	1.17	1.69	1.72
ROE (%)	34.3	37.0	33.7	38.1

A — including inventory adjustment
B —excluding inventory adjustment
ISSUANCE OF MANDATORY CONVERTIBLE NOTES
In June 2007 CVRD successfully completed the issue of US$1.88 billion in mandatory convertible notes due June 15, 2010. They bear interest of 5.50% per year, payable quarterly. Holders of the notes will be paid additional interest in the event CVRD makes cash distributions to the holders of its ADRs.
The notes issue is divided into two series: (a) RIO, to the value of US$1.295 billion, convertible into ADRs representing common shares and traded on the New York Stock Exchange (NYSE) under the ticker symbol RIO; (b) RIO P, to the value of US$584.5 million, convertible into ADRs representing preferred shares and traded on the NYSE under the ticker symbol RIO P.
The issuance of this hybrid instrument was considered by the rating agencies as 100% equity, and therefore not having any impact on the Company’s debt. From the accounting standpoint, the net value of the notes issue was added to shareholders’ equity.
The transaction was equivalent to a forward sale of shares currently held in treasury, having incorporated new investors in CVRD securities and will contribute to increasing the liquidity of our shares.
BUSINESS OUTLOOK
The global economy continues to experience one of the most significant phases of sustained growth in modern economic history. It is likely that the pace has accelerated in the second quarter of this year, with the highest growth rate in China’s GDP since 1994 — 11.9% — and an improved performance of the US economy.
Chinese economic growth is broad-based, driven by a substantial increase in retail sales, fixed-asset investment and exports. As China is the third largest importer in the world, strong domestic demand has a positive impact on the growth of other economies, among which exporters of commodities and capital goods, thus contributing to the refueling of world economic growth.

2Q07

3

US GAAP
The Chinese economic expansion is accompanied by rising profits and return on assets as much for companies in industries close to the final consumer as for those which make more intensive use of natural resources, such as the steel industry. A good part of investments in fixed assets, which is growing at 26% a year, is led by private sector companies, who are more sensitive to changes in profitability.
The rapid growth (27% per annum) of exports and its shift towards more sophisticated products shows that China has been able to compete internationally in sectors of high-added value, suggesting that companies are investing not only in increased capacity, but also in new technologies.
Our conclusion is that the risks of excess capacity are moderate, which contributes to the sustainability of economic development in China.
In 2Q07 the US economy recorded its best performance in more than a year, growing at 3.4% per year. This was influenced by the end of the inventory cycle, the increase in external demand caused by the depreciation of the US dollar and global growth and by the increase in business investment. However, the housing downturn will remain a significant drag on US growth for the next few quarters. As consequence, we expect an average GDP growth rate of about 2% a year.
The perception of increased credit risk is the greatest threat to US economic growth — as this may lead to a liquidity squeeze — and ultimately to the global growth.
Risks are being repriced, with spreads for poor quality corporate credits widening. The American financial industry has a large capacity for absorbing shocks, while deregulation, financial innovations and the substantial pool of capital in hedge funds, which provide liquidity and help in spreading risks, indicate that there is potential demand for assets backed by mortgages at prices compatible with attractive risk-adjusted returns.
As a result, the odds that the correction underway will contaminate the rest of the economy are slight. At the same time, we believe that a certain degree of nervousness will persist for some time in the financial markets.
In the Euro zone, monetary policies are still accommodative, credit is growing vigorously, and the economy is expanding in a balanced way, driven by exports and domestic demand, and particularly increased investment. The Japanese economy continues to show signs of vitality, based on the behavior of exports and private investment.
The global economy’s good prospects are confirmed by the recent revision of estimates of growth by the IMF. The IMF raised its global GDP growth forecast for 2007 and 2008 by 0.3% to 5.2% for each year, as against 4.9% forecast in April of this year. This upward review was influenced mainly by the better prospects of emerging market economies such as China and India, which are going through a phase of intensive consumption of minerals and metals.
During economic expansions there are inventory mini-cycles of accumulation and consumption which use to provoke short-term swings in economic activity. During the current cycle there have been three phases of inventory correction in the world in 2003, 2005 and 2007.
These mini-cycles usually produce considerable volatility in metal prices around their central tendency, which is determined by more fundamental elements on the supply and demand side. In the case of copper, for instance, the consumption and subsequent rebuilding of inventories in China produced a V-shaped curve for prices between 3Q06 and 2Q07.

2Q07	4

US GAAP
The stainless steel industry, the main consumer of nickel, was late entering the inventory cycle, reducing global production in 2Q07 after three consecutive quarters of growth. As a natural consequence of cyclical correction, demand for nickel weakened, determining a price decline since the beginning of May. Thus, nickel prices are likely to behave in a way similar to that described for copper.
However, even after a fall of about 30%, the average price of nickel in July, of US$ 15.20 per pound, is still slightly higher than the average for 4Q06 — US$ 15.00 per pound — which at the time was a historic record. This shows the tightness on nickel supply, even in the face of the strong negative impact of consumption of stainless steel inventories.
The evidence produced by surveys of world industrial activity suggests that the inventory correction has come to an end, in so far as there has been a decrease and the new orders/inventory ratio has been rising continuously. The behavior of this variable is a leading indicator of re-acceleration of global industrial production, which will underpin a stronger demand for minerals and metals.
Global steel production grew 8.4% in the first half of 2007, with China responsible for 71% of the increase and other Asian countries, mainly India, Japan and Korea for 12%. Brazilian production has recovered from its weak 2006 performance, growing this year by 12.8%. Production capacity has been growing in 2H07, with a new blast furnace starting operation, and there are various expansion projects at different stages of development. As consequence of these capacity increases our sales to the Brazilian will show an important increase over the next few years.
In spite of net exports of steel to China having nearly tripled, reaching 29.3 million metric tons in 1H07, internal consumption continues to increase significantly, driven by housing construction, investment in infra-structure and growth of consumer durable and shipbuilding industries which make more intensive use of the metal.
Imports of iron ore by China grew by 16.4% in the first half of the year, reaching 187.9 million metric tons compared with 161.5 million in the same period of 2006. Spot prices continue to be higher than C&F (cost and freight) prices for iron ore imported under long term contracts, in spite of differences in quality, signaling the permanence of excess global demand.
Chinese demand for copper continues to grow strongly, driven by investments in electricity distribution and electrification of the railways alongside growth in production of automotive components, air conditioning and refrigeration equipment. Given the slower growth in supply, the global market should register a deficit with the resulting return of inventory to 3Q06 levels.
Global demand for aluminum also continues to expand considerably. This is mainly due to China, which is responsible for 25% of world consumption and this should grow by more than 40% this year. In spite of the substantial increase in Chinese alumina production since last year, supported by massive imports of bauxite, the spot price has held at about US$ 350 per metric ton in 2007, which still allows a good return for low cost producers like CVRD.
After two years of falling prices of metallurgical coal, a turning point has occurred in 2007.
The combination of growth in demand for both metallurgical and thermal coal in China — which moved from exporter to net importer in 1H07 — and India with supply restrictions imposed by Australian logistics infrastructure, and delay in developing projects, was essential for the change in price trends. With the industry’s growing cost base, high growth of China and India and the greater

2Q07	5

US GAAP
relative shortage of energy, the medium and long-term scenario looks quite favorable.
Looking ahead we continue to foresee the persistence of a benign global economic scenario which will play a favorable role on the future performance of CVRD.
RECORD REVENUES: US$ 8.9 BILLION
Gross revenue of US$ 8.899 billion in 2Q07 was a new quarterly record, topping last quarter’s US$ 7.680 billion. This represents a variation of 45.2% over 2Q06, when we obtained revenue of US$ 6.127 billion. Price increases were responsible for 89% of the growth in revenue (US$ 2.772 billion) between 2Q06 and 2Q07.
Accumulated revenue for the first half was US$ 16.579 billion, which resulted in a 53.1% increase in relation to the US$ 10.828 billion for 1H06.
Shipments of non-ferrous minerals represented 44.2% of gross revenue, against 42% for ferrous minerals. Aluminum chain products — bauxite, alumina and primary aluminum contributed 8.1% and logistics services 4.7%.
Revenues came from sales to Asia (43.4%), the Americas (32.6%), Europe (21.1%) and other countries (2.9%). China accounts for 17.9% of revenues, Brazil 15.2%, Japan 12.5%, United States 9.5%, Taiwan 7.2%, Germany 5.2% and South Korea 4.8%.
GROSS REVENUE BY DESTINATION

						US$ million
	Pro forma
	2Q06%		1Q07%		2Q07%
Americas	2,112	34.5	2,563	33.4	2,898	32.6
Brazil	1,023	16.7	1,138	14.8	1,350	15.2
USA	451	7.4	757	9.9	845	9.5
Canada	424	6.9	431	5.6	402	4.5
Others	214	3.5	237	3.1	301	3.4
Asia	2,272	37.1	3,330	43.4	3,866	43.4
China	1,001	16.3	1,239	16.1	1,596	17.9
Japan	642	10.5	886	11.5	1,111	12.5
South Korea	148	2.4	446	5.8	429	4.8
Taiwan	385	6.3	651	8.5	642	7.2
Others	96	1.6	108	1.4	88	1.0
Europe	1,393	22.7	1,541	20.1	1,878	21.1
Germany	350	5.7	386	5.0	459	5.2
France	120	2.0	164	2.1	213	2.4
UK	175	2.9	271	3.5	285	3.2
Others	748	12.2	720	9.4	921	10.3
Rest of the World	350	5.7	246	3.2	257	2.9
Total	6,127	100.0	7,680	100.0	8,899	100.0
COSTS AND OPERATING EXPENSES
In the second quarter of the year, cost of goods sold (COGS) reached US$ 3.784 billion, 27.3% above that recorded for 2Q06 (US$ 2.972 billion). If we discounted the effect of inventory adjustment, which in the quarter amounted to US$ 78

2Q07	6

US GAAP
million, we would have a COGS of US$ 3.706 billion, 24.7% above 2Q06 and 8.8% above the cost of 1Q07, also without the inventory adjustment.
The increase of US$ 734 million in COGS compared to 2Q06 is due to: (a) US$ 166 million as a result of the appreciation of the Brazilian real (9.4%) and the Canadian dollar (2.1%) against the US dollar; (b) US$ 78 million resulting from expansion of sales; (c) US$ 119 million related to larger depreciation charges; (d) US$ 92 million due to the consolidation of CVRD Australia (US$ 37 million) and Valesul (US$ 55 million); (e) US$ 279 million from higher prices for services and products purchased by the Company.
The cost of products acquisition, the main item of COGS and one which is directly impacted by the cycle of economic expansion, totaled US$ 808 million in the quarter (21.8% of COGS) and contributed to most of its variation relatively to 2Q06, as it showed an increase of US$ 196 million.
Higher purchases of refined and intermediary nickel products was the main factor for this increase, since it went from US$ 317 million in 2Q06 to US$ 487 million in 2Q07. The purchases of iron ore and pellets totaled US$ 239 million, compared with US$ 177 million in the same quarter of the previous year.
Costs with outsourced services, the second largest item in COGS (16.8%), grew 13.1% to US$ 622 million, against US$ 550 million in 2Q06.
The effect of US dollar depreciation versus the currencies in which services were contracted contributed to an increase of US$ 55 million in these expenses. Apart from this, the following factors contributed to the increase: (a) increase in costs with rail freight for transportation of iron ore from the Southern System, from US$ 132 million to US$ 144 million in 2Q07; (b) increase in maintenance costs, from US$ 90 million to US$ 112 million in 2Q07; (c) consolidation of CVRD Australia, US$ 25 million. Partially offsetting these higher costs was the fall in costs with removal of waste from the iron ore mines of approximately US$ 44 million and smaller reductions in other items.
The cost of materials were the third largest item of COGS (15.7%) coming in at US$ 582 million. The increase in relation to 2Q06 was US$ 127 million, 52.0% of this total being due to price hikes, 33.1% due to exchange variation and 14.9% to growth in sales volume.
Expenses with spare parts and maintenance equipment amounted to US$ 243 million, against US$ 123 million in 2Q06; expenses related to purchase of inputs — such as explosives and limestone — amounted to US$ 233 million, compared to US$ 165 million in 2Q06, and those related to purchases of tires and conveyor belts amounted to US$ 30 million, an increase of US$ 5 million compared with 2Q06.
Energy costs, 15.5% of COGS, reached US$ 576 million, of which US$ 348 million for fuels and gases and US$ 228 million for electricity. The increase in electricity prices account for 46.9% of the extra US$ 147 million over 2Q06, while depreciation of the US dollar accounted for 31.3% and increased sales volumes 21.8%.
Expenses with fuel and gases increased US$ 81 million, of which US$ 30 million was due to change in exchange rate, and US$ 7 million due to increase in sales volume in 2Q07. Regarding the expenses in electric energy, there was an increase of US$ 66 million, explained by the Brazilian real appreciation (US$ 16 million) and higher consumption (US$ 25 million).

2Q07	7

US GAAP
Costs with personnel represent 12.0% of total COGS, amounting to US$ 444 million. The 23.0% growth in these costs over 2Q06 is explained by effects of exchange rate variation (US$ 36 million), additional headcount required by the Company’s increased activities (US$ 3 million) and a rise in compensation (US$ 44 million). Most of this increase was due to a bonus payment to the employees in our nickel operations.
The costs of depreciation and amortization — 12.6% of COGS — reached US$ 468 million, US$ 119 million higher than 2Q06.
Expenses with demurrage — fines paid for delays in loading ships at the Company’s maritime terminals — rose to US$ 46 million. The rise of US$ 31 million compared with the second quarter of last year is due to delays in loading ships in our ports, brought on by a combination of strong worldwide demand, reduced inventories on our stockyards and some operational problems in the railways. The costs of demurrage moved from US$ 0.28 per metric ton in 2Q06 to US$ 0.79 per metric ton of iron ore shipped this quarter.
Sales, general and administrative expenses (SG&A) reached US$ 266 million, rising 3.5% in relation to 2Q06.
There was a reduction in sale expenses of US$ 19 million and an increase of US$ 13 million in rental and tax expenses, as well as US$ 6 million with depreciation.
Expenses with R&D amounted to US$ 152 million in the quarter, rising by US$ 35 million over the second quarter 2006. The increase of US$ 39 million in relation to 1Q07 is due to the renewal of field research in regions where heavy rainfall is common in the first quarter of the year.
COST OF GOODS SOLD
US$ million

	Pro forma
	2Q06%		1Q07%		2Q07%
Outsourced services	550	18.5	500	14.7	622	16.8
Material	455	15.3	514	15.1	582	15.7
Energy	429	14.4	483	14.2	576	15.5
Fuels	267	9.0	280	8.2	348	9.4
Electric energy	162	5.5	203	6.0	228	6.2
Acquisition of products	612	20.6	792	23.3	808	21.8
Iron ore and pellets	177	6.0	252	7.4	239	6.4
Aluminum products	84	2.8	82	2.4	71	1.9
Nickel products	317	10.7	446	13.1	487	13.1
Other products	34	1.1	12	0.4	11	0.3
Personnel	361	12.1	437	12.8	444	12.0
Depreciation and exhaustion	349	11.7	386	11.3	468	12.6
Others	216	7.3	294	8.6	206	5.6
Total before inventory adjustment	2.972	100.0	3,406	100.0	3,706	100.0
Inventory adjustment FAS 141/142	—		984		78
Total	2.972		4,390		3,784

2Q07	8

US GAAP
RECORD OPERATING PERFORMANCE
Operating profit, as measured by adjusted EBIT, was US$ 4.379 billion in 2Q07, the largest ever recorded in the Company’s entire history, showing growth of 77.4% over 2Q06. For the full semester, operating profit reached US$ 7.081 billion, an increase of 73.0% on the first semester of 2006.
Setting aside the US$ 78 million for inventory adjustment, operating profit for the quarter was US$ 4.457 billion, which represents an adjusted EBIT margin of 51.3%, and an improvement of 990 basis points in relation to the 41.4% margin reported in 2Q06.
RECORD NET EARNINGS PASS THE 4 BILLION MARK
In the second half of 2007, CVRD showed record net earnings of US$ 4.095 billion, equivalent to earnings per share diluted of US$ 1.69. The amount recorded was 97.1% above the U$2.078 billion of 2Q06.
Amongst the factors which contributed directly to this increase in earnings as compared with 2Q06 it’s worth to highlight: (a) an increase of US$ 1.911 billion in operating profit; (b) financial result of US$ 501 million, with a swing of US$ 945 million relatively to 2Q06; (c) gains from the sale of assets, Usiminas US$ 457 million and Log-In Logística US$ 217 million. On the other hand, income tax increased by US$ 1.057 billion to US$ 1.396 billion in 2Q07, versus US$ 339 million in 2Q06.
The net financial result, excluding gains from the sale of assets, was US$ 501 million, compared with a negative result of US$ 444 million in 2Q06. This variation is mainly due to the appreciation of the Brazilian real (11%) and the Canadian dollar (4.6%) against the US dollar, generating a favorable impact of US$ 932 million on our net liabilities in US currency.
Financial revenue fell from US$ 131 million in 2Q06 to US$ 77 million in 2Q07. On the other hand, financial expenses dropped by US$ 6 million, from US$ 514 million in 2Q06 to US$ 508 million in 2Q07.
Derivatives produced gains of US$ 118 million against losses of US$ 54 million in 2Q06. The swap of Brazilian real-linked interest rates of its non-convertible debentures into a US dollar linked interest rate generated a positive effect of US$ 258 million, due to the appreciation of the Brazilian real against the US dollar. On the downside, hedging of copper prices, designed to lock-in a certain level of revenue, caused losses of US$ 118 million.
Due to the mark-to-market of our shareholders’ debentures, we recognized an accounting loss of US$ 109 million in 2Q07.
Equity income contributed US$ 156 million to net profit, a reduction of US$ 28 million compared to 2Q06.
Investments in ferrous minerals companies were responsible for 44.9% of the equity income, steel 17.9%, logistics 17.3%, aluminum 12.8%, and coal 7.1%. In individual terms, the main contributions came from Samarco (US$ 59 million), MRS Logistics (US$ 29 million) and MRN (US$ 20 million).

2Q07	9

US GAAP
EQUITY INCOME BY BUSINESS SEGMENT
US$ million

	2Q06%		1Q07%		2Q07%
Iron ore and pellets	88	47.8	83	60.1	70	44.9
Aluminum, alumina and bauxite	22	12.0	22	15.9	20	12.8
Logistics	24	13.0	23	16.7	27	17.3
Steel	46	25.0	1	0.7	28	17.9
Coal	4	2.2	9	6.5	11	7.1
Total	184	100.0	138	100.0	156	100.0
RECORD CASH FLOW OF U$5 BILLION
In 2Q07, adjusted EBITDA surpassed the U$5 billion mark for the first time. The US$ 5.057 billion record was due to an increase of 72.0% compared with 2Q06 and 58.8% greater than the previous record of US$ 3.184 billion in 1Q07.
Adjusted EBITDA for 2Q07, excluding the non-cash effect of inventory adjustment to the amount of US$ 78 million, was US$ 5.135 billion.
In the first half of 2007, adjusted EBITDA amounted to US$ 8.241 billion, 66.5% greater than 2H06.
The increase in adjusted EBITDA of US$ 2.117 billion in 2Q07 compared with 2Q06 is explained by the US$ 1.911 billion increase in adjusted EBIT, the US$ 151 million in depreciation and the US$ 55 million in dividends from non-consolidated companies.
Dividends received in 2Q07 from associated companies and joint ventures amounted to US$ 153 million, of which US$ 50 million was paid by Samarco, US$ 28 million by MRN, US$ 27 million by MRS, US$ 24 million by Usiminas, US$ 16 million by Hispanobras and US$ 8 million by Itabrasco.
Distribution of cash flow by business area in 2Q07 was as follows: non-ferrous minerals 52.7%, ferrous minerals 40.5%, aluminum 5.9%, and logistics 3.8%. Expenses with R&D, not allocated to the business areas, caused a reduction in adjusted EBITDA of US$ 152 million.
QUARTERLY ADJUSTED EBITDA
US$ million

	Pro forma
	2Q06	1Q07	2Q07
Net operating revenues	5,960	7,489	8,692
COGS	(2,972)	(4,390)	(3,784)
SG&A	(257)	(268)	(266)
Research and development	(117)	(113)	(152)
Other operational expenses	(146)	(16)	(111)
Adjusted EBIT	2,468	2,702	4,379
Depreciation, amortization & exhaustion	374	392	525
Dividends received	98	90	153
Adjusted EBITDA	2,940	3,184	5,057

2Q07	10

US GAAP
A LOW-RISK DEBT PROFILE
The improvement of debt indicators in 2Q07 is aligned with our focus on a low-risk debt portfolio. There was a significant reduction in total debt and in leverage ratios, simultaneously with the lengthening of the average debt maturity.
The Company’s total debt as of June 30, 2007 was US$ 19.075 billion, showing a reduction of US$ 4.405 billion compared with its position on March 31, 2007, at US$ 23.480 billion. The powerful cash flow allowed for the repayment of US$ 2.25 billion corresponding to the remaining part of the bridge loan taken for the Inco Ltd acquisition and the pre-payment of trade finance lines of US$ 1.595 billion.
Total net debt as of June 30, 2007 was US$ 17.301 billion, as compared with US$ 19.526 billion at the end of 1Q07.
As a result of the debt reduction and the growth in cash flow, the leverage ratio, as measured by gross debt/adjusted LTM EBITDA(d) showed a decline from 2.00x3 at December 31 2006 to 1.88x4 at March 31 2007 and to 1.31x5 at June 30, 2007. The ratio between total debt and enterprise value(f) went from 22.4% at March 31 2007 to 15.9% at June 30 2007.
In line with our financial policy of minimizing refinancing risks, average debt maturity increased, moving from 8.27 years in June 2006 to 10.15 years in June 2007.
In spite of longer debt maturity, the average cost of debt (before income tax) was 6.79% in June 2007, a reduction of 74 basis points in relation to 2Q07 levels.
Total debt as of June 30 2007 was made up of 59% of obligations at floating interest rates and 41% at fixed rates, of which 96% denominated in US dollars.
Interest coverage, expressed through adjusted LTM EBITDA/LTM interest paid (e) fell from 15.63x at March 31, 2007 to 13.00x at June 30, 2007, but remains at extremely comfortable levels. In spite of the lower average debt cost, interest payments increased, causing the interest coverage indicators to point to a decreasing tendency from 4Q06 onwards, when 15.94x were recorded compared with 21.63x in the 3Q06.
The pre-payment of debt in 2Q07 caused additional interest payments of US$ 66.3 million, contributing to increase the interest payment flow in the last twelve months ended in June 30, 2007, and consequently reducing the interest coverage ratio.

[3]	Considering, in 4Q06, pro forma adjusted LTM EBITDA of US$ 11.306 billion.

[4]	Considering, in 1Q07, pro forma adjusted LTM EBITDA of US$ 12.480 billion.

[5]	Considering, in 2Q07, pro forma adjusted LTM EBITDA US$ 14.597 billion.

2Q07	11

US GAAP
FINANCIAL EXPENSES
US$ million

	Pro forma
	2Q06	1Q07	2Q07
Gross interest on:
Debt with third parties	(325)	(365)	(360)
Debt with related parties	(2)	(2)	(1)
Sub-total	(327)	(367)	(361)

	2Q06	1Q07	2Q07
Other financial expenses on:
Tax and labor contingencies	(26)	(15)	(25)
Tax on financial transactions (CPMF)	(18)	(53)	(32)
Derivatives	(54)	85	118
Others	(89)	(309)	(208)
Sub-total	(187)	(292)	(147)
Total	(514)	(659)	(508)
DEBT INDICATORS
US$ million

	2Q06	1Q07	2Q07
Total debt	5,883	23,480	19,075
Net debt	3,989	19,526	17,301
Total debt / adjusted LTM EBITDA (x)	0.80	1.88	1.31
Adjusted LTM EBITDA / LTM interest expenses (x)	23.76	15.63	13.00
Total debt / EV (%)	9.84	22.36	15.86
Enterprise Value = market capitalization + net debt
PERFORMANCE OF THE BUSINESS DIVISIONS
Ferrous minerals
Iron ore and pellets shipments in 2Q07 reached 73.053 million metric tons, the largest ever shipment for a second quarter, lower only against to 3Q06 (73.437 million metric tons). Compared with the 67.583 million metric tons shipped in 2Q06, there was an increase of 8.1%.
In the first half of the year iron ore and pellets shipments reached 139.618 million metric tons, representing 6.2% growth over 1H06, when the total was 131.469 million metric tons.
Iron ore sales attained 64.803 million metric tons in the quarter, as opposed to 62.518 million in 2Q06. In 1H07 CVRD shipped to its customers 123.429 million metric tons of iron ore, 2.4% more than in 1H06, when 120.510 million metric tons were shipped.
The volume of pellets sold in 2Q07 was 8.250 million metric tons, also the second largest ever in the history of the Company and only less than 4Q05, when we shipped 8.579 million metric tons. In the first half of the year, pellets sales grew 47.7%, reaching 16.189 million metric tons, compared to 10.959 million sold in 1H06.
Given the sharp rise in global steel output, the search for productivity increase enhances the demand for pellets to be used more intensively in the blast furnaces.

2Q07	12

US GAAP
To meet the increasing demand from our clients we bought 6.140 million metric tons of pellets from our Tubarão JVs — Nibrasco, Kobrasco, Itabrasco and Hispanobras.
China is the main destination for iron ore and pellets sales, receiving 23.4 million metric tons in 2Q07. In the first half of the year, shipments to customers in China amounted to 45.0 million metric tons, corresponding to 32.3% of our total sales and 23.9% of Chinese imports.
Sales to Brazil remained stable in 2Q07 at 14.567 million metric tons, causing a reduction in share in the overall volume sold. As a result of our efforts to attract steel players, several steel projects are in different stages of development in Brazil. The demand from these new plants will produce an important increase in our sales to the Brazilian market.
For the pelletizing joint ventures (Samarco, Nibrasco, Kobrasco, Hispanobrás and Itabrasco), sales of pellet feed reached 5.202 million metric ton in 2Q07.
The 2007 reference prices for iron ore and pellets are almost completely factored into our 2Q07 results. Only US$ 8 million remains to be in the next quarter as a retroactive adjustment.
Average sale price per metric ton for iron ore in 2Q07 was US$ 44.72, 13.2% above the 2Q06 price, which was US$ 39.52 per metric ton. The average price per metric ton for pellets was US$ 80.36, 5.5% higher than 2Q06 when it reached US$ 76.21 per metric ton.
Shipments of manganese ore came to 219 thousand metric tons, 10.6% greater than for 2Q06, when they amounted to 198 thousand metric tons; ferroalloys shipments came to 111 thousand metric tons, a reduction of 22.9% from 2Q06, at 144 thousand metric tons.
Manganese and ferroalloys prices are recovering, due to a combination of significant demand for alloys (caused by the increase in steel production) and a tight supply of manganese ore. The average realized price for manganese reached US$ 95.89 per metric ton in 2Q07, as against US$ 55.56 in 2Q06. For ferroalloys, whose average price in 2Q06 was US$ 805.56 per metric ton, there was an increase of 36.4%, hitting US$ 1,099.10 this quarter.
Revenue from ferrous minerals — iron ore, pellets, manganese and ferroalloys — was US$ 3.734 billion in 2Q07, 24.0% above the US$ 3.011 billion obtained in 2Q06. Sales of iron ore made up US$ 2.898 billion (78%), pellets US$ 663 million (18%), operational services for the Tubarão pelletizing plants US$ 19 million, manganese ore US$ 21 million and ferroalloys US$ 122 million.
Adjusted EBIT margin was 49.4%, an increase of 100 basis points in relation to the 48.4% of 2Q06.
The adjusted EBITDA for the quarter amounted to US$ 2.081 billion, an increase of 31.0% over 2Q06.
FERROUS MINERALS

	2Q06	1Q07	2Q07
Adjusted EBIT margin (%)	48.4	50.9	49.4
Adjusted EBITDA (US$ million)	1,588	1,828	2,081

2Q07	13

US GAAP
Non-ferrous minerals
Revenues from sales of non-ferrous minerals — nickel, copper, kaolin, potash, platinum group of metals, precious metals and cobalt — reached a new quarterly record, totaling US$ 3.933 billion, an improvement of 91.3% over the US$ 2.056 billion recorded in 2Q06.
In 2Q07 the revenue from the sale of 68,457 metric tons of finished nickel reached US$ 3.196 billion, at an average price of US$ 21.15 per pound, compared with US$ 9.17 per pound in 2Q06.
The nickel unit cash cost of sales, before by-product credits, showed an increase of 15% over 2Q06, reaching US$ 3.81 per pound. After by-product credits, the nickel unit cash cost dropped to US$ 2.98 per pound, compared with US$ 2.08 in 2Q06.
The increase in cash cost of nickel sales were due to: (i) higher employment costs, primarily as a result of higher earnings-based bonus payments; (ii) higher costs of supplies and outsourced services; (iii) increased consumption of high sulphur fuel oil and diesel oil in Indonesia, where prices have gone up by 5.7%; (iv) higher costs for purchased nickel concentrates and other intermediary products acquired from third parties; (v) appreciation of the Canadian dollar (2.1%) and the Indonesian rupiah (1.5%) against the US dollar.
The volume of copper shipped amounted to 68,388 metric tons, an increase of 3% over 2Q06. The average price obtained for copper sales increased 7%, reaching US$ 7,369.71 per metric ton. Revenues in the quarter reached US$ 504 million, the largest sales of this product so far recorded, 11% above the US$ 455 million of 2Q06.
Revenues from sales of platinum group metals (PGMs) were US$ 87 million, kaolin US$ 55 million, potash US$ 39 million, cobalt US$ 32 million and precious metals (gold and silver) US$ 20 million.
The market for platinum has been very tight, due to a significant growth in demand, mainly driven by the clean air regulations for autos in the US and Europe. As a consequence, prices have been hovering around US$ 1,300 per troy ounce (oz). Our average sales prices rose from US$ 1,167 in 2Q06 to US$ 1,297 per oz in 2Q07.
The increase in worldwide demand for proteins, which require ever-increasing quantities of grain, the leap in ethanol and biodiesel production and the higher usage of fertilizers to improve agricultural productivity have all created an increasing pressure on the supply of potash. The average realized price in our sales rose to US$ 240.74 per metric ton from US$ 190.08 in 2Q06.
Adjusted EBITDA, excluding the extraordinary effect of the inventory accounting adjustment, reached US$ 2.706 billion, as compared with US$ 955 million in 2Q06.
Adjusted EBIT margin, also excluding the extraordinary item for inventory adjustment, reached 59.9%, as against 35.6 % in 2Q06.
NON FERROUS MINERALS

	Pro forma
	2Q06	1Q07*	2Q07*
Adjusted EBIT margin (%)	35.6	52.2	59.9
Adjusted EBITDA (US$ million)	955	2,011	2,706

*	excluding inventory adjustment

2Q07	14

US GAAP
Aluminum
Revenues from shipments of bauxite, alumina and aluminum reached US$ 724 million in the second quarter, the largest volume ever recorded by CVRD and an increase of 13.1% versus 2Q06.
In parallel with the rise in aluminum prices, US$ 2,845.16 per metric ton against US$ 2,607.14 in 2Q06, volumes sold also increased, totaling 155,000 metric tons, compared to 112,000 in 2Q06. Part of this increase is due to the consolidation of Valesul.
Alumina shipments amounted to 766,000 metric tons, compared to 867,000 in 2Q06 and 700,000 in 1Q07. The average price obtained was US$ 348.56 per metric ton, maintaining the previous quarter’s levels, but showing a drop of 10.9% from the 2Q06 level.
Adjusted EBIT margin was 34.3%, versus the record margin of 47.4% in 2Q06. The average price increase for electricity, from US$ 37.90 per MWh to US$ 45.30 in 2Q07, and the increases in caustic soda and bauxite prices were important factors compressing operational margins.
Adjusted EBITDA reached US$ 301 million, compared with US$ 339 million in the same quarter of the previous year.
ALUMINUM

	2Q06	1Q07	2Q07
Adjusted EBIT margin (%)	47.4	39.1	34.3
Adjusted EBITDA (US$ million)	339	304	301
Coal
Revenues from coal reached US$ 42 million in May/June 2007, of which US$ 30 million from metallurgical coal (semi-hard, semi-soft and PCI) and US$ 12 million from thermal coal.
We sold 470,000 metric tons of metallurgical coal and 228,000 metric tons of thermal coal at average prices of US$ 63.83 and US$ 52.63 per metric ton, respectively.
Logistics services
Total revenues generated by logistics services in 2Q07 amounted to US$ 414 million, a new quarterly record, 14.4% above the US$ 362 million of 2Q06 and 8.1% above the US$ 383 million record registered in 3Q06.
Rail transportation of general cargo contributed US$ 333 million, port services US$ 61 million and shipping and port support services US$ 20 million.
The volume of general cargo transported on the Company’s railways during the second quarter of 2007 came to 7.629 billion net tons kilometers (ntk), an increase of 3.6% over 2Q06.
The main cargoes transported were agricultural products, making up 47.8% of the total, as a result of the strong growth in agricultural production in Brazil. Next were inputs and products for the steel industry at 38.4%, fuel at 8.4% and others (5.4%).

2Q07	15

US GAAP
CVRD’s ports and maritime terminals handled 7.176 million metric tons of general cargo, compared with 7.818 million metric tons in the same period in 2006.
Adjusted EBIT margin was 27.5%, 120 basis points lower than the 28.7% recorded in 2Q06.
Adjusted EBITDA reached US$ 193 million in 2Q07, 43.3% above the US$ 135 million recorded in 2Q06.
LOGISTICS

	2Q06	1Q07	2Q07
Adjusted EBIT margin (%)	28.7	28.3	27.5
Adjusted EBITDA (US$ million)	135	125	193
SALES VOLUMES, REALIZED PRICES AND REVENUES
VOLUME SOLD: MINERALS AND METALS
‘000 metric tons

	2Q06%		1Q07%		2Q07%
Iron ore	62,518	92.5	58,626	88,1	64,803	88.7
Pellets	5,065	7.5	7,939	11,9	8,250	11.3
Total	67,583	100.0	66,565	100,0	73,053	100.0
VOLUME SOLD: MINERALS AND METALS
‘000 metric tons

	Pro forma
	2Q06	1Q07	2Q07
Manganese ore	198	83	219
Ferro-alloys	144	124	111
Nickel	71	71	69
Copper	66	66	68
Kaolin	305	269	325
Potash	121	161	162
Precious metals (oz)	735	640	467
PGMs (oz)	84	77	97
Cobalt (metric ton)	525	580	583
Aluminum	112	134	155
Alumina	867	700	766
Bauxite	265	316	401
Metallurgical coal	—	—	470
Thermal coal	—	—	228

2Q07	16

US GAAP
IRON ORE AND PELLET SALES BY REGION
‘000 metric tons

	2Q06%		1Q06%		2Q07%
Americas	18,192	26.9	17,113	25.7	17,759	24.3
Brazil	14,607	21.6	14,237	21.4	14,567	19.9
Steel mills and pig iron producers	9,010	13.3	8,686	13.0	9,365	12.8
JVs pellets	5,597	8.3	5,551	8.3	5,202	7.1
USA	1,592	2.4	653	1.0	778	1.1
Others	1,993	2.9	2,223	3.3	2,414	3.3
Asia	30,395	45.0	32,059	48.2	34,669	47.5
China	19,967	29.5	21,664	32.5	23,385	32.0
Japan	6,057	9.0	5,930	8.9	6,606	9.0
South Korea	1,967	2.9	2,133	3.2	3,000	4.1
Others	2,404	3.6	2,332	3.5	1,678	2.3
Europe	16,579	24.5	15,597	23.4	18,528	25.4
Germany	5,093	7.5	5,224	7.8	5,793	7.9
France	2,290	3.4	2,592	3.9	3,200	4.4
Belgium	1,678	2.5	1,562	2.3	1,348	1.8
Italy	1,430	2.1	1,880	2.8	2,019	2.8
Others	6,088	9.0	4,339	6.5	6,168	8.4
Rest of the World	2,417	3.6	1,796	2.7	2,097	2.9
Total	67,583	100.0	66,565	100.0	73,053	100.0
LOGISTICS SERVICES — GENERAL CARGO

	2Q06	1Q07	2Q07
Railroads (million ntk)	7,365	6,035	7,629
AVERAGE PRICES REALIZED
US$/ metric ton

	Pro forma
	2Q06	1Q07	2Q07
Iron ore	39.52	41.79	44.72
Pellets	76.21	75.07	80.36
Manganese	55.56	72.29	95.89
Ferro alloys	805.56	1,000.00	1,099.10
Nickel	20,209.87	40,338.50	46,624.94
Copper	6,868.96	5,540.33	7,369.71
Kaolin	154.10	185.87	169.23
Potash	190.08	198.76	240.74
Platinum (US$/oz)	1,167.41	1,154.45	1,297.17
Cobalt (US$/lb)	13.33	22.68	24.90
Aluminum	2,607.14	2,947.76	2,845.16
Alumina	391.00	345.71	348.56
Bauxite	30.19	31.65	37.41
Metallurgical coal	—	—	63.83
Thermal coal	—	—	52.63

2Q07	17

US GAAP
GROSS REVENUE BY PRODUCT
US$ million

	Pro forma
	2Q06%		1Q07%		2Q07%
Ferrous minerals	3,011	49.1	3,207	41.8	3,734	42.0
Iron ore	2,471	40.3	2,450	31.9	2,898	32.6
Pellet plant operation services	17	0.3	18	0.2	19	0.2
Pellets	386	6.3	596	7.8	663	7.5
Manganese ore	11	0.2	6	0.1	21	0.2
Ferro-alloys	116	1.9	124	1.6	122	1.4
Others	10	0.2	13	0.2	11	0.1
Non ferrous minerals	2,056	33.6	3,427	44.6	3,933	44.2
Nickel	1,431	23.4	2,860	37.2	3,196	35.9
Copper	455	7.4	364	4.7	504	5.7
Kaolin	47	0.8	50	0.7	55	0.6
Potash	23	0.4	32	0.4	39	0.4
PGMs	63	1.0	70	0.9	87	1.0
Precious metals	22	0.4	22	0.3	20	0.2
Cobalt	15	0.3	29	0.4	32	0.4
Aluminum products	640	10.4	649	8.5	724	8.1
Aluminum	293	4.8	397	5.2	442	5.0
Alumina	339	5.5	242	3.2	267	3.0
Bauxite	8	0.1	10	0.1	15	0.2
Coal	0	0.0	0	0.0	42	0.5
Logistics services	362	5.9	331	4.3	414	4.7
Railroads	273	4.5	242	3.2	333	3.7
Ports	58	0.9	60	0.8	61	0.7
Shipping	31	0.5	29	0.4	20	0.2
Others	58	0.9	66	0.9	52	0.6
Total	6,127	100.0	7,680	100.0	8,899	100.0
BUILDING GROWTH
Our investment expenditures6 reached US$ 1.439 billion in 2Q07, an increase of 75.9 % relatively to the disbursements made in 2Q06, which were equal to US$ 818 million.
US$ 1.065 billion were invested in organic growth — US$ 943 million in projects and US$ 122 million in R&D — and US$ 374 million in sustaining existing assets. Simultaneously, CVRD acquired 100% of AMCI Holdings Australia for US$ 656 million and paid US$ 230.6 million for an additional stake in MBR, which is a now a wholly-owned subsidiary.
CVRD invested US$ 122 million in R&D in 2Q07, as compared with US$ 101 million in 2Q06 and US$ 86 million in 1Q07. Exploratory drilling at the Company’s Sudbury operations has confirmed mineralization at depth near Creighton, a century-old nickel mine in Sudbury. The Creighton Deep project, a deep mine exploration program has the potential to almost double the proven and probable reserves at Creighton from 17 million metric tons to up 32 million metric tons grading 1.9-2.2% of nickel and 2.0-2.3% of copper.
In the first half of this year CVRD invested US$ 5.759 billion. Excluding acquisition spending, capex in 1H07 amounted to US$ 2.779 billion, compared

[6]	Include just financial disbursement realized.

2Q07	18

US GAAP
with US$1.897 billion in the same period in 2006, representing an increase of 46.5%.
Project investments amounted to US$1.78 billion in this half of the yea. Most of the expenditures were concentrated on five projects: Goro, US$504 million, Itabiritos US$224 million, Alunorte 6&7 US$181 million, Onça Puma US$153 million and the Carajás railroad (iron ore logistics) US$113 million.
CVRD has already obtained from the government of Mozambique the license to implement the Moatize project, which foresees a 35-year period of open pit coal mining with an annual average production estimated at 11 million metric tons of coal products, of which 8.5 million metric tons of metallurgical coal and 2.5 million metric tons of thermal coal.
Acquisitions in 1H07 amounted to US$2.960 billion, including US$2.053 billion referring to the final payment made to Inco shareholders this year.
On the other hand, divestments generated revenues of US$931.5 million, of which US$728 million came from the sale of Usiminas shares and US$203.5 million from the initial public offering of Log-In Logística.
CVRD spun off some logistics assets, which were not part of its core business, creating Log-In Logística. Log-In business goal is to provide to its customers integrated solutions for port handling and door-to-door transportation of containers by sea or rail.
Sales of non-core assets produce benefits beyond the generation of extraordinary cash flow. They contribute to improve the allocation of capital and to unlock value that was not factored into the Company’s share prices.
•	Description of main projects

Budgeted
2007
Area	Project	US$ million	Status

	Expansion of iron ore	66	This project will add 30 million metric tons a year of
	prtoduction capacity at		production capacity to CVRD, with the building of a new
	Carajas to 130 Mtpy —		plant, consisting of primary crushing, and processing
	Northern system		and classification units. Completion scheduled for 2009.
Subject to approval by the Board of Directors.

	Fãzendao iron ore mine —	111	Project for the production of 15.8 million metric tons
	Southeastern system		of ROM (unprocessed ore) iron ore per year. This project
will make it possible for Samarco’s third pelletizing
Ferrous			plant to begin operations. Work began in 2H06 and will
minerals			be completed in 1Q08, with the start-up of operations.

	Pelletizing Itabiritos	417	Construction of a pelletizing plant in Minas Gerais,
with a nominal production capacity of 7 million metric
tons a year, and an iron ore concentration plant.
Operational start-up is scheduled for the third quarter
of 2008.

2Q07	19

US GAAP

		Budgeted
		2007
Area	Project	US$ million	Status

	Copper — Salobo I	78	The project will have a production capacity of 100,000
			metric tons of copper in concentrate form.

	Nickel — Vermelho	97	Annual production capacity is estimated at 46,000 metric
			tons of nickel in ferronickel form and 2,800 metric tons
			of cobalt.

	Nickel — Onça Puma	658	The project will have a nickel production capacity of
			58,000 metric tons p.a. in ferronickel form.
			Construction began in July 2006 with earthmoving and
			landscaping of the industrial area. Civil engineering
			work is proceeding at a rapid pace and the assembling of
Non			the metal structures began in April 2007. The main items
ferrous			of equipment are already under manufacture. The plant is
minerals			forecast to be commissioned in 4Q08.

	Nickel — Goro	938	The project has an estimated production capacity of
			60,000 metric tons a year of finished nickel and 4,600
			metric tons of cobalt. Comissioning is scheduled for
			4Q08.

	Alumina — Alunorte stages	520	The project for the construction of modules 6 and 7 will
	6 and 7		increase refinery production capacity to 6.26 million
			metric tons of alumina per year. Completion is scheduled
			for July of 2008.
Aluminum

	Bauxite — Paragominas II	115	The second phase of Paragominas will add 4.5 million
			metric tons to the capacity of 5.4 million metric tons a
			year obtained in the first phase. Completion is
			scheduled for 2Q08.
INVESTMENT BUDGET BY BUSINESS AREA
US$ million

	Realized 2Q07		Realized 1H07
Ferrous minerals	379	26.4%	717	25.6%
Non-ferrous minerals	523	36.4%	1,113	39.7%
Logistics	203	14.1%	412	14.7%
Aluminum	224	15.5%	361	12.9%
Coal	41	2.9%	47	1.7%
Power generation	11	0.8%	26	0.9%
Steel	23	1.6%	42	1.5%
Others	35	2.4%	81	2.9%
Total	1,439	100.0%	2,799	100.0%

2Q07	20

US GAAP
TELECONFERENCE/WEBCAST
On Wednesday, August 1st a teleconference and webcast will be held at 12:00 p.m., Rio de Janeiro time, 11:00 a.m. US Eastern Standard Time and 04:00 p.m., UK time. Information on how to participate in these events is available on CVRD’s website www.cvrd.com.br, investor relations. A recording of the teleconference/webcast will be available from CVRD’s website for 90 days as from August 1st .
SELECTED FINANCIAL INDICATORS OF MAIN NON-CONSOLIDATED COMPANIES
Selected financial indicators for the main non-consolidated companies are available in CVRD’s quarterly accounting statements on the Company’s website, www.cvrd.com.br, investor relations.

2Q07	20

US GAAP
INCOME STATEMENTS
US$ million

	2Q06	1Q07	2Q07
Gross operating revenues	4,313	7,680	8,899
Taxes	(167)	(191)	(207)
Net operating revenue	4,146	7,489	8,692
Cost of goods sold	(1,884)	(4,390)	(3,784)
Gross profit	2,262	3,099	4,908
Gross margin (%)	54.6	41.4	56.5
Selling, general and administrative expenses	(212)	(268)	(266)
Research and development expenses	(101)	(113)	(152)
Others	(76)	(16)	(111)
Operating profit	1,873	2,702	4,379
Financial revenues	45	121	77
Financial expenses	(245)	(659)	(508)
Monetary variation	28	770	932
Gains on sale of affiliates	338	—	674
Tax and social contribution (Current)	(158)	(833)	(1,483)
Tax and social contribution (Deferred)	(80)	191	87
Equity income and provision for losses	184	138	156
Minority shareholding participation	(105)	(213)	(219)
Net earnings	1,880	2,217	4,095
Earnings per share (US$)	0.77	0.92	1.69
Earnings per share diluted (US$)	0.77	0.92	1.69
BALANCE SHEET
US$ million

	06/30/06	3/31/07	6/30/2007
Assets
Current	6,313	12,421	10,801
Long-term	2,619	8,261	7,370
Fixed	20,550	44,095	50,144
Total	29,482	64,777	68,315
Liabilities
Current	3,652	7,582	6,190
Long term	8,622	35,053	33,040
Shareholders’ equity	17,208	22,142	29,085
Paid-up capital	8,893	8,617	12,804
Mandatory convertible notes	—	—	1,869
Reserves	8,315	13,525	14,412
Total	29,482	64,777	68,315

2Q07	22

US GAAP
US$ million

CASH FLOW	2Q06	1Q07	2Q07
Cash flows from operating activities:
Net income	1,880	2,217	4,095
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	205	392	525
Dividends received	98	90	153
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(184)	(138)	(156)
Deferred income taxes	80	(191)	(87)
Gain on sale of investment	(338)	0	(674)
Foreign exchange and monetary losses	(75)	(772)	(1,224)
Net unrealized derivative losses	51	(85)	(168)
Minority interest	105	213	219
Net interest payable	40	173	(57)
Others	(2)	23	(25)
Decrease (increase) in assets:
Accounts receivable	(346)	103	(492)
Inventories	(23)	673	(264)
Others	(38)	(404)	499
Increase (decrease) in liabilities:
Suppliers	103	46	428
Payroll and related charges	47	(161)	104
Income Tax	175	(54)	503
Others	(34)	157	251
Net cash provided by operating activities	1,744	2,282	3,630
Cash flows from investing activities:
Loans and advances receivable	(34)	10	(2)
Guarantees and deposits	(12)	(32)	(31)
Additions to investments	(2)	(52)	(42)
Additions to property, plant and equipment	(961)	(1,106)	(1,633)
Proceeds from disposals of investment	418	0	908
Proceeds from disposals of property, plant and equipment	29	0	0
Net cash used to acquire subsidiaries	0	(2,023)	(903)
Net cash used in investing activities	(562)	(3,203)	(1,703)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(65)	291	(992)
Loans	30	4	15
Long-term debt	4	6,463	49
Repayment of long-term debt	(200)	(6,205)	(3,940)
Mandatory convertible notes	—	—	1,869
Interest attributed to shareholders	(650)	0	(825)
Dividends to minority interest	(19)	(61)	(224)
Treasury stock	(25)	0	0
Net cash used in financing activities	(925)	492	(4,048)
Increase (decrease) in cash and cash equivalents	257	(429)	(2,121)
Effect of exchange rate changes on cash and cash equivalents	(7)	(65)	(59)
Cash and cash equivalents, beginning of period	1,644	4,448	3,954
Cash and cash equivalents, end of period	1,894	3,954	1,774
Cash paid during the period for:
Interest on short-term debt	(5)	(1)	(39)
Interest on long-term debt	(73)	(205)	(399)
Income tax	(31)	(606)	(1,255)
Non-cash transactions
Income tax paid with credits	(40)	(119)	(193)
Interest capitalized	(31)	(22)	(21)

2Q07	23

US GAAP
APPENDIX
Reconciliation between US GAAP and “non-GAAP” information
(a) Adjusted EBIT
US$ million

	Pro forma-2Q06	1Q07	2Q07
Net operational revenue	5,960	7,489	8,692
Cost of goods sold	(2,972)	(4,390)	(3,784)
Sales, general and administrative expenses	(257)	(268)	(266)
Research and development	(117)	(113)	(152)
Other operational expenses	(146)	(16)	(111)
Adjusted EBIT	2,468	2,702	4,379
(b) Adjusted EBITDA
EBITDA defines profit or loss before interest, tax, depreciation and amortization. CVRD uses the term adjusted EBITDA to reflect exclusion, also, of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under US GAAP, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. CVRD provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:
RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW
US$ million

	2Q06	1Q07	2Q07
Operational cash flow	1,744	2,282	3,630
Income tax	158	833	1,483
FX and monetary losses	47	2	292
Financial expenses	160	365	488
Net working capital	116	(352)	(1,029)
Other	(49)	54	193
Adjusted EBITDA	2,176	3,184	5,057
(c) Net debt
RECONCILIATION BETWEEN GROSS DEBT AND NET DEBT
US$ million

	2Q06	1Q07	2Q07
Gross debt	5,883	23,480	19,075
Cash and cash equivalents	1,894	3,954	1,774
Net debt	3,989	19,526	17,301

2Q07	24

US GAAP
(d) Total debt / Adjusted LTM EBITDA

	2Q06	1Q07	2Q07
Total debt / Adjusted LTM EBITDA (x)	0.80	1.88	1.31
Total debt / LTM operational cash flow (x)	1.07	2.60	1.75
(e) Adjusted LTM EBITDA / LTM interest payments

	2Q06	1Q07	2Q07
Adjusted LTM EBITDA / LTM interest payments (x)	23,76	15.63	13.00
LTM operational profit / LTM interest payments (x)	19,72	13.14	11.01
(f) Total debt/Enterprise value

	2Q06	1Q07	2Q07
Total debt / EV (%)	9.84	22.36	15.86
Total debt / total assets (%)	19.95	36.25	27.92
Enterprise value = Market capitalization + Net debt
IMPORTANT INFORMATION
This release may include statements that present the Company’s management’s expectations on future events or future results. All statements based on future expectations and not on historical facts involve various risks and uncertainties. The Company cannot guarantee that such statements will be realized in fact. Such risks and uncertainties include factors in relation to: the Brazilian and Canadian economies and capital markets, which are volatile and may be affected by developments in other countries; the iron ore and nickel businesses and their dependence on the steel industry, which is cyclical by nature; and the highly competitive nature of the industries in which CVRD operates. To obtain additional information on factors which could give rise to results different from those indicated by the Company, please consult the reports filed with the Brazilian Securities Commission (CVM — Comissão de Valores Mobiliários) and the US Securities and Exchange Commission (SEC), including CVRD’s most recent Form 20F Annual Report.

2Q07	25

CVRD — 2Q07 Production Report
NEW RECORD IN IRON ORE PRODUCTION
Rio de Janeiro, July 31, 2007 — Companhia Vale do Rio Doce (CVRD) set new records in the production of iron ore (73.1 million mt) in the second quarter of 2007 (2Q07). Bauxite (2.2 million mt) and cobalt (597 mt) production also reached record levels.
For the first time we are reporting figures for the production of coal in Australia and bauxite at the Paragominas mine in Brazil, reflecting the Company’s investment in expanding and diversifying its asset portfolio.
FERROUS MINERALS
 Iron ore — a new quarterly record

						%change	%change	%change
0007’ metric tons	2Q06	1Q07	2Q07	1H06	1H07	2Q07/1Q07	2Q07/2Q06	1H07/1H06
IRON ORE	65,899	65,645	73,122	126,459	138,767	11.4%	11.0%	9.7%
Southeastern System	24,350	24,657	27,733	46,916	52,390	12.5%	13.9%	11.7%
Itabira	11,662	10,965	11,865	22,910	22,830	8.2%	1.7%	-0.4%
Mariana	7,477	6,980	7,469	14,445	14,449	7.0%	-0.1%	0.0%
Minas Centrais	5,210	6,711	8,399	9,560	15,111	25.2%	61.2%	58.1%
Southern System	21,662	19,180	23,817	40,311	42,997	24.2%	9.9%	6.7%
MBR	16,793	14,889	18,380	30,767	33,269	23.4%	9.4%	8.1%
Minas do Oeste	4,869	4,290	5,438	9,544	9,728	26.7%	11.7%	1.9%
Carajás	19,526	21,568	21,236	38,520	42,804	-1.5%	8.8%	11.1%
Urucum	361	240	336	713	576	40.2%	-6.9%	-19.2%
CVRD’s iron ore production in 2Q07 was the highest in the Company’s history, amounting to 73.1 million mt, up 11.0% on the 65.9 million mt produced in 2Q06. An amount of 138.8 million mt of iron ore were produced in the first six months of the year, which also represents another record, being up 9.7% on 1H06.
The record production volumes were the result of the good performance in the Southern and Southeastern Systems.
The Southeastern System, which comprehends the Itabira, Mariana and Minas Centrais mines, was responsible for a record production of 27.7 million mt in 2Q07. The Brucutu mine produced 5.6 million mt. In 1H07 production in the Southeastern System amounted to 52.4 million mt, up 11.7% on 1H06.
Production in the Southern System also reached an all-time high figure, of 23.8 million mt in 2Q07, increasing 9.9% compared to 2Q06. In 1H07, production totalled 43.0 million mt, up 6.7% on 1H06.
In Carajás, iron ore production amounted to 21.2 million mt, up 8.8% compared to 2Q06. However, the lack of off-the-road tyres forced a number of trucks to stop operating. In addition to that, a corrective maintenance in the crushers and transporters in the pile stacking circuit, caused production to fall short of target, as well as being below that in 1Q07.
Production in 1H07 amounted to 42.8 million mt, up 11.1% on the same period a year earlier.
The Company is working to make up for the shortfalls in its production program at Carajás. A regular supply of off-the-road tyres is being ensured so that all the trucks available will be able to operate from August, while small auxiliary plants are being used intensively to speed up the rate of production.
CVRD expects to reach its 2007 iron ore production target of 300 million mt.

  Pellets — good performance

						%change	%change	%change
000’ metric tons	2Q06	1Q07	2Q07	1H06	1H07	2Q07/1Q07	2Q07/2Q06	1H07/1H06
PELLETS	2,445	4,175	4,311	5,888	8,486	3.3%	76.3%	44.1%
CVRD I and CVRD II	1,353	1,562	1,569	2,847	3,131	0.4%	16.0%	10.0%
Fabrica	1,092	935	1,048	2,087	1,983	12.0%	-4.1%	-5.0%
São Luís	0	1,678	1,694	954	3,372	1.0%	n.m.	253.5%
CVRD’s pellet production in 2Q07 amounted to 4,311,000 mt, very close to the quarterly record of 4,371,000 mt achieved in 4Q06. The quantity produced in 2Q07 represented an increase of 76.3% on 2Q06, when production was impacted by the temporary shutdown of the São Luís pellet plant. Disregarding the production from São Luís, the volume produced in 2Q07 would have been 7.0% higher than in 2Q06.
In 2Q07, the Company produced 2.7 million mt of blast furnace pellets and 1.6 million mt of direct reduction pellets.
The total volume of pellets produced in the first half amounted to 8.5 million mt, up 44.1% compared to 1H06.
According to the consolidated concept of BR GAAP (generally accepted accounting principles in Brazil), whereby the volumes produced by the joint ventures (Samarco, Nibrasco, Hispanobras, Itabrasco and Kobrasco) are calculated in proportion to CVRD’s stake in each business, pellet production in 2Q07 amounted to 8.9 million mt — up 25.1% compared to 2Q06.
Under the concept of BR GAAP, pellet production in the first six months of the year was 17.4 million mt.
  Manganese ore and ferroalloys — temporary shutdown of Azul

						%change	%change	%change
000’ metric tons	2Q06	1Q07	2Q07	1H06	1H07	2Q07/1Q07	2Q07/2Q06	1H07/1H06
MANGANESE ORE	509	410	706	1,055	1,116	72.3%	38.6%	5.7%
Azul	375	322	567	777	889	76.4%	51.5%	14.5%
Urucum	90	54	68	187	122	26.6%	-23.6%	-34.6%
Other mines	45	34	70	91	104	105.8%	54.7%	14.2%

FERROALLOY	127	131	144	256	275	10.3%	13.1%	7.3%
Brasil	64	65	73	127	138	12.4%	14.4%	8.8%
Dunkerque	31	32	37	66	69	14.3%	16.7%	4.0%
Mo I Rana	26	28	29	52	56	2.1%	7.9%	8.3%
Urucum	6	6	6	11	11	3.9%	2.0%	4.4%
Manganese ore production totalled 706,000 mt in 2Q07, being up 38.6% on 2Q06. The Azul mine in Carajás, CVRD’s main manganese mine, produced 567,000 mt, 80% of the total production for the quarter. From July operations at the Azul mine were halted in order to give total priority to the transport of iron ore on the Carajás railroad (EFC).
Manganese ore production for the first half of the year amounted to 1.116 million mt, up 5.7% on 1H06.
In 2Q07, ferroalloy production amounted to 144,000 mt, up 13.1% on 2Q06. In this quarter, alloy production consisted of 30,200 mt of ferrosilicon manganese alloys (FeSiMn), 21,300 mt of high-carbon manganese alloys (FeMnAC), 14,500 mt of medium-carbon manganese alloys (FeMnMC) and 6,600 mt of other types of alloy. Cored wire production (specialty alloys) in Dunkerque amounted to 600 mt.

BASE METALS
Nickel — best second quarter

						%change	%change	%change
000’ metric tons	2Q06	1Q07	2Q07	1H06	1H07	2Q07/1Q07	2Q07/2Q06	1H07/1H06
NICKEL	60.8	61.4	62.5	119.5	123.9	1.8%	2.8%	3.7%
Ontario	24.4	23.3	20.8	51.8	44.1	-10.8%	-14.9%	-14.9%
Manitoba	9.3	7.8	8.0	21.5	15.8	2.9%	-13.7%	-26.4%
Indonesia	17.6	18.0	19.5	35.1	37.5	8.4%	10.8%	6.9%
Voisey’s Bay	9.3	12.1	14.1	10.7	26.2	16.1%	51.1%	144.4%
External source*	0.2	0.2	0.1	0.4	0.3	n.m.	n.m.	n.m.

*	The nickel concentrate is purchased from third-parties and processed by CVRD Inco
The quantity of finished nickel produced in 2Q07, of 62,500 mt, was the highest ever for a second quarter, being up 2.8% on 2Q06. In the first half of the year accumulated production amounted to 123.9 million mt, up 3.7% on 1H06.
Expansion to the production of nickel concentrates at Voisey’s Bay which is processed by plants at Sudbury, Ontario and Thompson, in Manitoba, contributed positively to the increase in the production of finished nickel. This happened despite the occurrence of a maintenance shutdown and problems caused by the the delay of the icebreaker ship, which takes supplies to Voisey’s Bay and transports its production.
Production in Ontario amounted to 20,800 mt in 2Q07, being lower than in 1Q07 as a consequence of maintenance stoppages and adjustments made to equipment.
PT Inco produces nickel-in-matte at Sorowako, on the Sulawes Island, in Indonesia, an intermediary product which is transformed at our refinery in Tokyo, Japan — Inco TNC Ltd. The production of finished nickel totalled 19,500 mt in 2Q07, compared to 17,600 mt in the same period a year earlier.
The figures shown for the production of finished nickel do not include quantities produced from nickel concentrates purchased from other companies and processed externally under tolling arrangements. These volumes totalled 3,800 mt in 2Q07, 5,300 mt in 1Q07 and 3,000 mt in 2Q06.
Copper — production on target

						%change	%change	%change
000’ metric tons	2Q06	1Q07	2Q07	1H06	1H07	2Q07/1Q07	2Q07/2Q06	1H07/1H06
COPPER	65.0	77.4	68.1	119.5	145.5	-12.0%	4.8%	21.8%
Sossego	30.0	30.0	29.2	52.0	59.2	-2.6%	-2.7%	13.8%
Ontario	26.6	31.5	28.5	52.6	60.0	-9.4%	7.3%	14.1%
Manitoba	0.2	0.4	0.3	0.4	0.7	-18.7%	62.6%	81.3%
Voisey’s Bay	6.9	12.5	7.8	14.5	20.3	-37.5%	13.2%	40.1%
External source	1.3	3.0	2.3	0.0	5.3	-24.7%	73.8%	n.m.
CVRD produces copper concentrates at Sossego, Brazil and copper concentrates, anodes and cathodes at its operations in Canada, where copper is a byproduct of nickel. The figures reported refer to the volumes of copper contained in these products.
The production of copper at the Sossego mine amounted to 29,200 mt in 2Q07, up 4.8% on 2Q06. For 1H07 production was 59,200 mt, compared to 52,000 mt in 1H06.
The Canadian operations added 38,900 mt of copper in 2Q07, compared to 35,100 mt in 2Q06. Due to the installation of a copper removal circuit at the Clarabelle mill plant in Sudbury, to make feasible the exploitation of synergies, the production of copper concentrates has tended to increase relatively to the production of copper anodes. This change has contributed to a reduction in the quantity of copper contained in the production from Ontario. As a result in 2Q07 volume produced amounted to 28,500 mt, compared to 31,500 mt in the previous quarter.
The Company’s copper production amounted to 145,500 mt in the first half of 2007, up 21.8% compared to the same period a year earlier.
ALUMINUM
Bauxite — Paragominas comes on stream

						%change	%change	%change
000’ metric tons	2Q06	1Q07	2Q07	1H06	1H07	2Q07/1Q07	2Q07/2Q06	1H07/1H06
BAUXITE	1,738	1,731	2,156	3,403	3,887	24.5%	24.0%	14.2%
Trombetas	1,738	1,731	1,804	3,403	3,535	4.2%	3.8%	3.9%
Paragominas	—	—	352	—	352	n.a.	n.a.	n.a.
April saw the start of production at the new bauxite mine at Paragominas, state of Pará, Brazil, with a production volume of 352,000 mt . The quantity produced by Paragominas in 2007 is expected to reach 2.2 million mt.
In 2Q07, the total volume of bauxite produced amounted to 2.156 million mt, with production at Trombetas amounting to 1.804 million mt.
For the first six months of the year, bauxite production amounted to 3,887 million mt, up 14.2% compared to 1H06.
Alumina — recovery expected

						%change	%change	%change
000’ metric tons	2Q06	1Q07	2Q07	1H06	1H07	2Q07/1Q07	2Q07/2Q06	1H07/1H06
ALUMINA	1,021	978	995	1,749	1,972	1.7%	-2.6%	12.8%
Alunorte	1,021	978	995	1,749	1,972	1.7%	-2.6%	12.8%
Due to delays in the commissioning of Paragominas, production at the Barcarena alumina refinery amounted to 995,000 mt in 2Q07, 2.6% lower than in 2Q06. The volume produced in the first half of the year totalled 1.972 million mt, below the target established for this period. A recovery is being expected over the next few months to make feasible to reach a production of 4.3 million mt for the year.
Aluminum — on target

						%change	%change	%change
000’ metric tons	2Q06	1Q07	2Q07	1H06	1H07	2Q07/1Q07	2Q07/2Q06	1H07/1H06
ALUMINUM	138	136	137	273	274	0.7%	-0.6%	0.2%
Albras	114	113	114	226	226	0.7%	-0.6%	0.1%
Valesul	24	23	24	47	47	1.1%	-0.6%	0.4%
Aluminium production was in line with the Company’s production target, which is 550,000 mt in 2007, the same as last year — there having been no expansion to capacity.

Production amounted to 137,000 mt in 2Q07, up 0.7% on 1Q07. In the first half of this year, production amounted to 274,000 mt, compared to 273,000 mt in 2006. Production at Albras, in Barcarena, amounted to 114,000 mt in 2Q07 and 24,000 mt at Valesul, located in Santa Cruz.
COAL
Coal — the new growth platform

						%change	%change	%change
000’ metric tons	2Q06	1Q07	2Q07[1]	1H06	1H07[1]	2Q07/1Q07	2Q07/2Q06	1H07/1H06

METALLURGICAL COAL	—	—	523	—	523	n.a.	n.a.	n.a.
Integra Coal	—	—	408	—	408	n.a.	n.a.	n.a.
Isaac Plains	—	—	26	—	26	n.a.	n.a.	n.a.
Carborough Downs	—	—	63	—	63	n.a.	n.a.	n.a.
Broadlea	—	—	26	—	26	n.a.	n.a.	n.a.

THERMAL COAL	—	—	137	—	137	n.a.	n.a.	n.a.
Integra Coal	—	—	73	—	73	n.a.	n.a.	n.a.
Isaac Plains	—	—	52	—	52	n.a.	n.a.	n.a.
Broadlea	—	—	12	—	12	n.a.	n.a.	n.a.

[1]	May and June figures
As a result of the acquisition of AMCI Holdings Australia, we are reporting for the first time the operational performance of our Australian coal operations. As the acquisition was carried out on April 20, 2007, in this report production data refers only to the months of May and June 2007.
CVRD Australia owns four assets: Integra Coal (61.2%), Carborough Downs (80%), Isaac Plains (50%) and Broadlea (100%).
Production amounted to 523,000 mt of metallurgical coal and 137,000 mt of thermal coal. Most of the metallurgical coal output — 408,000 mt — and thermal coal — 73,000 mt — comes from Integra Coal, in Hunter Valley, the state of New South Wales, Australia, which has open pit and underground mining operations.
Carborough Downs (underground mining), Isaac Plains (open pit) and Broadlea (open pit) are located in Central Queensland, state of Queensland.
In early June, the Hunter Valley was subjected to extreme weather conditions including a severe rain storm.The overall impact on the Integra Coal underground mine was a loss of operations for two days. The impact of flooding on the open pit mine operations was more significant halting production for an entire week.

OTHER PRODUCTS
  Cobalt production sets a new record

						%change	%change	%change
	2Q06	1Q07	2Q07	1H06	1H07	2Q07/1Q07	2Q07/2Q06	1H07/1H06

COBALT (metric tons)	564	579	597	1,047	1,176	3.0%	5.8%	12.3%
Ontario	196	224	214	413	438	-4.7%	8.9%	5.9%
Manitoba	114	56	53	293	109	-5.8%	-53.7%	-62.9%
Voisey’s Bay	200	270	281	223	551	4.2%	40.6%	147.2%
External source	54	29	49	118	78	69.0%	-9.3%	-33.9%

PLATINUM (000’ounces)	38	29	39	76	68	32.8%	1.3%	-11.2%
Ontario	38	29	39	76	68	32.8%	1.3%	-11.2%

PALLADIUM (000’ounces)	44	45	55	89	100	21.9%	24.7%	12.2%
Ontario	44	45	55	89	100	21.9%	24.7%	12.2%

GOLD (000’ ounces)	22	18	21	39	39	19.4%	-4.5%	-1.0%
Ontario	22	18	21	39	39	19.4%	-4.5%	-1.0%

SILVER (000’ ounces)	933	623	448	1,510	1,071	-28.0%	-52.0%	-29.0%
Ontario	933	623	448	1,510	1,071	-28.0%	-52.0%	-29.0%
Cobalt production in this quarter reached a new record of 597 mt, up 5.8% compared to the same period a year earlier. Production of platinum and palladium was also good, being up 1.3% and 24.7%, respectively, in 2Q07, compared to 2Q06.
  Potash — production rises in 2Q07

						%change	%change	%change
000’ metric tons	2Q06	1Q07	2Q07	1H06	1H07	2Q07/1Q07	2Q07/2Q06	1H07/1H06

POTASH	189	155	163	373	318	5.1%	-13.6%	-14.8%
Taquari-Vassouras	189	155	163	373	318	5.1%	-13.6%	-14.8%
Production at Taquari-Vassouras in 2Q07, of 163,000 mt of potash, was higher than in 1Q07, of 155,000 mt. However, it decreased 13.6% relatively to 2Q06. In the first half of the year, the total volume produced amounted to 318,000 mt, compared to 373,000 mt in 1H06.
Lower grades were the main case for the output decline. 2007 production is expected tol be 745,000 mt, slightly above the 732,000 mt produced last year.

   Kaolin — recovery underway

						%change	%change	%change
000’ metric tons	2Q06	1Q07	2Q07	1H06	1H07	2Q07/1Q07	2Q07/2Q06	1H07/1H06

KAOLIN	339	292	327	680	619	12.0%	-3.5%	-8.9%
PPSA	144	126	150	294	276	18.6%	4.0%	-6.2%
Cadam	195	166	178	386	343	7.0%	-9.0%	-10.9%
In 2Q07 the Company’s kaolin production amounted to 327,000 mt, down 3.5% compared to 2Q06. PPSA produced 150,000 mt, up 4.0% compared to 2Q06, while CADAM produced 178,000 mt, lower than the level in the same quarter a year earlier.
However, compared with 1Q07, there was an overall increase in production of 35,000 mt in 2Q07, due to the recovery of shortfalls caused by operational problems early this year.

Companhia Vale do Rio Doce
CVRD Production Report — US GAAP*
1,000 metric tons (unless stated otherwise)

						% Change	% Change	% Change
	2Q06	1Q07	2Q07	1H06	1H07	2Q07/1Q07	2Q07/2Q06	1H07/1H06
IRON ORE	65,899	65,645	73,122	126,459	138,767	11.4%	11.0%	9.7%
Southeastern System	24,350	24,657	27,733	46,916	52,390	12.5%	13.9%	11.7%
Itabira	11,662	10,965	11,865	22,910	22,830	8.2%	1.7%	-0.4%
Mariana	7,477	6,980	7,469	14,445	14,449	7.0%	-0.1%	0.0%
Minas Centrais	5,210	6,711	8,399	9,560	15,111	25.2%	61.2%	58.1%
Southern System	21,662	19,180	23,817	40,311	42,997	24.2%	9.9%	6.7%
MBR	16,793	14,889	18,380	30,767	33,269	23.4%	9.4%	8.1%
Minas do Oeste	4,869	4,290	5,438	9,544	9,728	26.7%	11.7%	1.9%
Carajás	19,526	21,568	21,236	38,520	42,804	-1.5%	8.8%	11.1%
Urucum	361	240	336	713	576	40.2%	-6.9%	-19.2%

PELLETS	2,445	4,175	4,311	5,888	8,486	3.3%	76.3%	44.1%
CVRD I and CVRD II	1,353	1,562	1,569	2,847	3,131	0.4%	16.0%	10.0%
Fabrica	1,092	935	1,048	2,087	1,983	12.0%	-4.1%	-5.0%
São Luís	0	1,678	1,694	954	3,372	1.0%	n.m.	253.5%

MANGANESE ORE	509	410	706	1,055	1,116	72.3%	38.6%	5.7%
Azul	375	322	567	777	889	76.4%	51.5%	14.5%
Urucum	90	54	68	187	122	26.6%	-23.6%	-34.6%
Other mines	45	34	70	91	104	105.8%	54.7%	14.2%

FERRO-ALLOYS	127	131	144	256	275	10.3%	13.1%	7.3%
Brasil	64	65	73	127	138	12.4%	14.4%	8.8%
Dunkerque	31	32	37	66	69	14.3%	16.7%	4.0%
Mo I Rana	26	28	29	52	56	2.1%	7.9%	8.3%
Urucum	6	6	6	11	11	3.9%	2.0%	4.4%

NICKEL	61	61	63	120	124	1.8%	2.8%	3.7%
Ontario	24	23	21	52	44	-10.8%	-14.9%	-14.9%
Manitoba	9	8	8	22	16	2.9%	-13.7%	-26.4%
Indonesia	18	18	20	35	38	8.4%	10.8%	6.9%
Voisey’s Bay	9	12	14	11	26	16.1%	51.1%	144.4%
External Source**	0	0	0	0	0	n.m.	n.m.	n.m.

COPPER	65	77	68	120	146	-12.0%	4.8%	21.8%
Sossego	30	30	29	52	59	-2.6%	-2.7%	13.8%
Ontario	27	32	29	53	60	-9.4%	7.3%	14.1%
Manitoba	0	0	0	0	1	-18.7%	62.6%	81.3%
Voisey’s Bay	7	13	8	15	20	-37.5%	13.2%	40.1%
External Source	1	3	2	0	5	-24.7%	73.8%	n.m.

ALUMINA	1,021	978	995	1,749	1,972	1.7%	-2.6%	12.8%
Alunorte	1,021	978	995	1,749	1,972	1.7%	-2.6%	12.8%

ALUMINUM	138	136	137	273	274	0.7%	-0.6%	0.2%
Albras	114	113	114	226	226	0.7%	-0.6%	0.1%
Valesul	24	23	24	47	47	1.1%	-0.6%	0.4%

METALLURGICAL COAL	—	—	523	—	523	n.a.	n.a.	n.a.
Integra Coal	—	—	408	—	408	n.a.	n.a.	n.a.
Isaac Plains	—	—	26	—	26	n.a.	n.a.	n.a.
Carborough Downs	—	—	63	—	63	n.a.	n.a.	n.a.
Broadlea	—	—	26	—	26	n.a.	n.a.	n.a.

THERMAL COAL	—	—	137	—	137	n.a.	n.a.	n.a.
Integra Coal	—	—	73	—	73	n.a.	n.a.	n.a.
Isaac Plains	—	—	52	—	52	n.a.	n.a.	n.a.
Broadlea	—	—	12	—	12	n.a.	n.a.	n.a.

COBALT (tons)	564	579	597	1,047	1,176	3.0%	5.8%	12.3%
Ontario	196	224	214	413	438	-4.7%	8.9%	5.9%
Manitoba	114	56	53	293	109	-5.8%	-53.7%	-62.9%
Voisey’s Bay	200	270	281	223	551	4.2%	40.6%	147.2%
External Source	54	29	49	118	78	69.0%	-9.3%	-33.9%

PLATINUM (thousand of ounces)	38	29	39	76	68	32.8%	1.3%	-11.2%
Ontario	38	29	39	76	68	32.8%	1.3%	-11.2%

PALLADIUM (thousand of ounces)	44	45	55	89	100	21.9%	24.7%	12.2%
Ontario	44	45	55	89	100	21.9%	24.7%	12.2%

GOLD (thousand of ounces)	22	18	21	39	39	19.4%	-4.5%	-1.0%
Ontario	22	18	21	39	39	19.4%	-4.5%	-1.0%

SILVER (thousand of ounces)	933	623	448	1,510	1,071	-28.0%	-52.0%	-29.0%
Ontario	933	623	448	1,510	1,071	-28.0%	-52.0%	-29.0%

POTASH	189	155	163	373	318	5.1%	-13.6%	-14.8%
Taquari-Vassouras	189	155	163	373	318	5.1%	-13.6%	-14.8%

KAOLIN	339	292	327	680	619	12.0%	-3.5%	-8.9%
PPSA	144	126	150	294	276	18.6%	4.0%	-6.2%
Cadam	195	166	178	386	343	7.0%	-9.0%	-10.9%

*	Under US GAAP, CVRD consolidates the total production volumes of companies in which it has more than 50% of the voting capital and effective control.

**	The nickel concentrate is purchased from third-parties and processed by CVRD Inco

Companhia Vale do Rio doce
CVRD Production Report — Consolidated BR GAAP*
1,000 metric tons (unless stated otherwise)

						% Change	% Change	% Change
	2Q06	1Q07	2Q07	1H06	1H07	2Q07/1Q07	2Q07/2Q06	1H07/1H06

IRON ORE	67,611	67,354	74,910	129,802	142,264	11.2%	10.8%	9.6%
Southeastern System	24,350	24,657	27,733	46,916	52,390	12.5%	13.9%	11.7%
Itabira	11,662	10,965	11,865	22,910	22,830	8.2%	1.7%	-0.4%
Mariana	7,477	6,980	7,469	14,445	14,449	7.0%	-0.1%	0.0%
Minas Centrais	5,210	6,711	8,399	9,560	15,111	25.2%	61.2%	58.1%
Southern System	21,662	19,180	23,817	40,311	42,997	24.2%	9.9%	6.7%
MBR	16,793	14,889	18,380	30,767	33,269	23.4%	9.4%	8.1%
Minas do Oeste	4,869	4,290	5,438	9,544	9,728	26.7%	11.7%	1.9%
Carajás	19,526	21,568	21,236	38,520	42,804	-1.5%	8.8%	11.1%
Urucum	361	240	336	713	576	40.2%	-6.9%	-19.2%
Samarco	1,713	1,709	1,788	3,343	3,496	4.6%	4.4%	4.6%

PELLETS	7,114	8,555	8,898	15,507	17,453	4.0%	25.1%	12.5%
CVRD I and CVRD II	1,353	1,562	1,569	2,847	3,131	0.4%	16.0%	10.0%
Fabrica	1,092	935	1,048	2,087	1,983	12.0%	-4.1%	-5.0%
São Luís	0	1,678	1,694	954	3,372	1.0%	n.m.	253.5%
Nibrasco	1,148	1,147	1,044	2,290	2,191	-8.9%	-9.1%	-4.3%
Kobrasco	610	601	630	1,207	1,230	4.8%	3.2%	2.0%
Hispanobras	586	573	569	1,144	1,142	-0.8%	-2.9%	-0.1%
Itabrasco	513	509	529	1,003	1,038	4.0%	3.1%	3.4%
Samarco	1,811	1,551	1,816	3,315	3,366	17.1%	0.2%	1.5%

MANGANESE ORE	509	410	706	1,055	1,116	72.3%	38.6%	5.7%
Azul	375	322	567	777	889	76.4%	51.5%	14.5%
Urucum	90	54	68	187	122	26.6%	-23.6%	-34.6%
Other mines	45	34	70	91	104	105.8%	54.7%	14.2%

FERRO-ALLOYS	127	131	144	256	275	10.3%	13.1%	7.3%
Brasil	64	65	73	127	138	12.4%	14.4%	8.8%
Dunkerque	31	32	37	66	69	14.3%	16.7%	4.0%
Mo I Rana	26	28	29	52	56	2.1%	7.9%	8.3%
Urucum	6	6	6	11	11	3.9%	2.0%	4.4%

NICKEL	61	61	63	120	124	1.8%	2.8%	3.7%
Ontario	24	23	21	52	44	-10.8%	-14.9%	-14.9%
Manitoba	9	8	8	22	16	2.9%	-13.7%	-26.4%
Indonesia	18	18	20	35	38	8.4%	10.8%	6.9%
Voisey’s Bay	9	12	14	11	26	16.1%	51.1%	144.4%
External source	0	0	0	0	0	n.m.	n.m.	n.m.

COPPER	65	77	68	122	146	-12.0%	4.8%	19.0%
Sossego	30	30	29	52	59	-2.6%	-2.7%	13.8%
Ontario	27	32	29	53	60	-9.4%	7.3%	14.1%
Manitoba	0	0	0	0	1	-18.7%	62.6%	81.3%
Voisey’s Bay	7	13	8	15	20	-37.5%	13.2%	40.1%
External Source	1	3	2	3	5	-24.7%	73.8%	n.m.

BAUXITE	1,738	1,731	1,804	3,403	3,535	4.2%	3.8%	3.9%
Trombetas	1,738	1,731	1,804	3,403	3,535	4.2%	3.8%	3.9%
Paragominas	0	0	0	0	0	n.a.	n.a.	n.a.

ALUMINA	1,021	978	995	1,749	1,972	1.7%	-2.6%	12.8%
Alunorte	1,021	978	995	1,749	1,972	1.7%	-2.6%	12.8%

ALUMINUM	138	136	137	273	274	0.7%	-0.6%	0.2%
Albras	114	113	114	226	226	0.7%	-0.6%	0.1%
Valesul	24	23	24	47	47	1.1%	-0.6%	0.4%

METALLURGICAL COAL	—	—	523	—	523	n.a.	n.a.	n.a.
Integra Coal	—	—	408	—	408	n.a.	n.a.	n.a.
Isaac Plains	—	—	26	—	26	n.a.	n.a.	n.a.
Carborough Downs	—	—	63	—	63	n.a.	n.a.	n.a.
Broadlea	—	—	26	—	26	n.a.	n.a.	n.a.

THERMAL COAL	—	—	137	—	137	n.a.	n.a.	n.a.
Integra Coal	—	—	73	—	73	n.a.	n.a.	n.a.
Isaac Plains	—	—	52	—	52	n.a.	n.a.	n.a.
Broadlea	—	—	12	—	12	n.a.	n.a.	n.a.

COBALT (tons)	564	579	597	1,047	1,176	3.0%	5.8%	12.3%
Ontario	196	224	214	413	438	-4.7%	8.9%	5.9%
Manitoba	114	56	53	293	109	-5.8%	-53.7%	-62.9%
Voisey’s Bay	200	270	281	223	551	4.2%	40.6%	147.2%
External Source	54	29	49	118	78	69.0%	-9.3%	-33.9%

PLATINUM (thousand of ounces)	38	29	39	76	68	32.8%	1.3%	-11.2%
Ontario	38	29	39	76	68	32.8%	1.3%	-11.2%

PALLADIUM (thousand of ounces)	44	45	55	89	100	21.9%	24.7%	12.2%
Ontario	44	45	55	89	100	21.9%	24.7%	12.2%

GOLD (thousand of ounces)	22	18	21	39	39	19.4%	-4.5%	-1.0%
Ontario	22	18	21	39	39	19.4%	-4.5%	-1.0%

SILVER (thousand of ounces)	933	623	448	1,510	1,071	-28.0%	-52.0%	-29.0%
Ontario	933	623	448	1,510	1,071	-28.0%	-52.0%	-29.0%

POTASH	189	155	163	373	318	5.1%	-13.6%	-14.8%
Taquari-Vassouras	189	155	163	373	318	5.1%	-13.6%	-14.8%

KAOLIN	339	292	327	680	619	12.0%	-3.5%	-8.9%
PPSA	144	126	150	294	276	18.6%	4.0%	-6.2%
Cadam	195	166	178	386	343	7.0%	-9.0%	-10.9%

* 1)	Under Consolidated BR GAAP, CVRD consolidates the total production of all the companies in which it has more than 50% of the voting capital and effective control.

2)	For the companies in which CVRD has shared control (Samarco, Nibrasco, Kobrasco, Hispanobras, Itabrasco and MRN), consolidation is proportional to CVRD’s stake in the company.

3)	The production volumes of companies in which CVRD has minority interests are not consolidated.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@cvrd.com.br
Alessandra Gadelha: alessandra.gadelha@cvrd.com.br
Marcus Thieme: Marcus.thieme@cvrd.com.br
Marcelo Silva Braga: marcelo.silva.braga@cvrd.com.br
Patricia Calazans: patricia.calazans@cvrd.com.br
Theo Penedo: theo.penedo@cvrd.com.br
Virgínia Monteiro: virginia.monteiro@cvrd.com.br
This press release may contain statements that express management’s expectations about future events or results rather than historical facts. These forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those projected in forward-looking statements, and CVRD cannot give assurance that such statements will prove correct. These risks and uncertainties include factors: relating to the Brazilian and Canadian economy and securities markets, which exhibit volatility and can be adversely affected by developments in other countries; relating to the iron ore and nickel business and its dependence on the global steel industry, which is cyclical in nature; and relating to the highly competitive industries in which CVRD operates. For additional information on factors that could cause CVRD’s actual results to differ from expectations reflected in forward-looking statements, please see CVRD’s reports filed with the Brazilian Comissão de Valores Mobiliários and the U.S. Securities and Exchange Commission.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, therunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: July 31, 2007	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations